UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                      placeCityWashington, StateD.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            RELATIONSERVE MEDIA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   759424 10 4
                                 (CUSIP Number)


                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                             745 placeSeventh Avenue
                   placeCityNew York, StateNY PostalCode10019
                                 (212) 526-0858
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 5, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                     Notes).

                                  SCHEDULE 13D

CUSIP NO. 759424 10 4

(1)      Name of Reporting Persons.................Lehman Brothers Holdings Inc.

         I.R.S. Identification Nos. of Above Persons. 13-3216325

(2)      Check the Appropriate Box If A Member of a        (a)
         Group (See Instructions)....................
                                                           (b)
(3)      SEC Use Only................................

(4)      Source of Funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e).......................

(6)      Citizenship or Place of Organization............Delaware

         Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,034,795

(8)      Shared Voting Power.........................      None

(9)      Sole Dispositive Power......................      3,034,795

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,034,795

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row (11)    7.01%%

(14)     Type of reporting person (See Instructions). HC/CO

                                  SCHEDULE 13D

CUSIP NO. 759424 10 4

(1)      Name of Reporting Persons...................      Lehman Brothers Inc.

         I.R.S. Identification Nos. of Above Persons.      13-2518466

(2)      Check the Appropriate Box If a Member of a        (a)
         Group (See Instructions)....................
                                                           (b)
(3)      SEC Use Only................................

(4)      Source of funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).....

(6)      Citizenship or Place of Organization........           Delaware

         Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,034,795

(8)      Shared voting power.........................      None

(9)      Sole Dispositive Power......................      3,034,795

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,034,795

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row (11)    7.01%

(14)     Type of Reporting Person (See Instructions). BD/CO

                                  SCHEDULE 13D

CUSIP NO. 759424 10 4

(1)      Name of Reporting Persons...................      LB I Group Inc.

         I.R.S. Identification Nos. of Above Persons.

(2)      Check the Appropriate Box If a Member of a        (a)
         Group (See Instructions)....................
                                                           (b)
(3)      SEC Use Only................................

(4)      Source of Funds (See Instructions)..........      WC

(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e).....

(6)      Citizenship or Place of Organization........ Delaware

         Number of Shares Beneficially Owned by Each Reporting Person with:

(7)      Sole Voting Power...........................      3,034,795

(8)      Shared Voting Power.........................      None

(9)      Sole Dispositive Power......................      3,034,795

(10)     Shared Dispositive Power....................      None

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person............................      3,034,795

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)..

(13)     Percent of Class Represented by Amount in Row
         (11)........................................      7.01%

(14)     Type of reporting person (See Instructions).      CO

                            STATEMENT ON SCHEDULE 13D

Item 1.           Security And Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of RelationServe Media, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at addressStreet877 Executive Center Drive West, Suite 300, CitySt. Petersburg, StateFlorida PostalCode33702.

Item 2.           Identity and Background.

Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),


745 Seventh Avenue
New York, New York 10019

Holdings is one of the leading global investment banks, serving institutional, corporate, government and high net worth individual clients and customers.

Lehman Brothers Inc., a Delaware Corporation ("LBI"),


745 Seventh Avenue
New York, New York 10019

LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc. LBI is a broker-dealer registered under Section 15 of the 1934 Act.

LB I Group Inc., a Delaware corporation ("LB I Group" and together with Holdings and LBI, the "Reporting Persons"),

745 Seventh Avenue
New York, New York 10019

LB I Group, a wholly owned subsidiary of LBI, invests in the securities of publicly and privately owned companies in the ordinary course of its business. LB I Group is the actual owner of the shares of common stock reported herein.

Under the rules and regulations of the Securities and Exchange Commission (the "Commission"), both LBI and Holdings may be deemed to be the beneficial owners of the shares of common stock owned by LB I Group.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto and incorporated by reference herein.

Neither the Reporting Persons nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto have, during the last five years, (i) been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors), or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Reference is made to the cover pages of this statement for the source of funds, if applicable, used by each person listed in Item 2 to acquire the Common Stock that is beneficially owned by such person.

Item 4.           Purpose of Transaction.

In August 2005, the Issuer entered into an asset purchase agreement with theglobe.com, Inc. for the purchase of the business and substantially all of the assets of SendTec, Inc. ("SendTec"). The purchase price for SendTec under the agreement was $37,500,000, subject to adjustment, and the assumption of certain liabilities. In connection with financing the acquisition, the Issuer assigned its rights under the asset purchase agreement to an affiliated company, SendTec Acquisition Corp. ("STAC"). On October 31, 2005, STAC issued Senior Secured Debentures due October 2009 (the "Debentures") in the original principal amount of $34.95 million, $10 million principal amount of which was acquired by LB I Group, and acquired the SendTec assets. In addition, LB I Group and two other Debenture holders acquired redeemable preferred stock of STAC that, in the aggregate constituted voting control of STAC; the remaining equity of STAC was acquired by the Issuer and STAC management. The Debentures were secured by a first priority security interest in all the assets of STAC, including the SendTec assets, and were convertible into shares of common stock of STAC. The Securities Purchase Agreement (the "Securities Purchase Agreement") among the Issuer, STAC and the holders of the Debentures pursuant to which the Debentures were issued provided that until certain financial milestones were achieved, STAC would be operated independently and as a minority-owned affiliate of the Issuer.

In January 2006, the Issuer and STAC advised the Debenture holders that they would not be able to satisfy certain of the financial milestones required by the Securities Purchase Agreement. After negotiation between the Issuer, STAC and the several Debenture holders, in consideration of the issuance of an aggregate of 525,000 shares of the Issuer's Common Stock proportionally to the Debenture holders, the financial covenants in the Securities Purchase Agreement were revised for the fourth quarter of 2005 and the fiscal year ended December 31, 2005 as well as prospectively for 2006 and thereafter. On February 3, 2006, in accordance with the Securities Purchase Agreement, as revised, among other transactions, (i) STAC became a wholly owned subsidiary of the Issuer; (ii) the STAC redeemable preferred stock held by the three Debenture holders, including LB I Group, was redeemed in accordance with its terms; (iii) the Debentures, automatically in accordance with their terms, became convertible into shares of the Issuer; (iv) each of the Issuer and its subsidiaries other than STAC guaranteed the obligations of STAC under the Debentures and their guaranty obligations were secured by a first priority security interest in all of their respective assets; (v) the 525,000 shares of the Issuer's Common Stock referenced in the prior sentence were issued pro rata to the Debenture holders in accordance with their respective ownership of the principal amount of the Debentures; (v) warrants to acquire an aggregate of 10,081,607 shares of Common Stock of the Issuer at $.01 per share were issued pro rata to the Debenture holders in accordance with their respective ownership of the principal amount of the Debentures; and (vii) the Issuer entered into a registration rights agreement with each of the Debenture holders with respect to the shares of Common Stock owned by them, including the shares issuable upon conversion of the Debentures and exercise of the warrants.

In the October 31, 2005 closing of the Securities Purchase Agreement, LB I Group acquired $10 million principal amount of the Debentures, which, subsequent to February 3, 2006, are convertible into 6,666,666.67 shares of Common Stock of the Issuer, subject to antidilution adjustment. However, the Debenture provides that "[t]he Issuer shall not effect... any conversion of this Debenture, and the Holder shall not have the right to convert any portion of this Debenture..." to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates)... would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion" (this restriction is generally known as a "blocker provision"). This restriction on conversion is waivable by LB I Group on 61 days' prior written notice. Because LB I Group already owns more than 4.99% of the shares of Common Stock of the Issuer, the Debenture owned by it is not currently exercisable without LB I Group making such a waiver. Therefore, LB I Group is not deemed to beneficially own (within the meaning of Rule 13d-3) the 6,666,666.67 shares of common stock of the Issuer currently issuable upon conversion of the Debenture owned by it.

On February 3, 2006, LB I Group received 150,215 shares of Common Stock of the Issuer as its pro rata portion of the 525,000 shares referred to above as well as warrants to purchase 2,884,580 shares of Common Stock. LB I Group exercised all the warrants on February 6, 2006 and waived the blocker provision in the warrants that was substantially identical to that contained in the Debenture. Therefore, as of February 7, 2006, LB I Group became the beneficial owner of 3,034,795 shares of Common Stock of the Issuer, which as of June 9, 2006 represented 7.01% of the outstanding Common Stock of the Issuer.

In addition, on October 31, 2005 effective on February 3, 2006, LB I Group, LBI and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which the parties agreed to certain matters relating to the Issuer's Board of Directors and its independent registered public accounting firm including: (i) the Issuer's Board of Directors may not exceed six members, (ii) at Lehman's request, the Issuer must use its best efforts to cause all then members of the Board of Directors to resign other than Mandee Heller Adler and cause the election of Michael Brauser and Paul Soltoff as members of the Board of Directors, (iii) at the request of Lehman, the Issuer must use its best efforts to prevent the election of any member of the Board of Directors to which Lehman reasonably and timely objects, (iv) Lehman has the right to designate a member of the Board of Directors and the Issuer must use its best efforts to cause such person's election to the Board of Directors, (v) Lehman has the right to designate a representative to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, the Issuer must give such representative copies of all notices, minutes, consents and all other materials that it provides to the directors and (vi) the Issuer's independent registered public accounting firm must be reasonably acceptable to Lehman. In accordance with the Letter Agreement, Paul Soltoff was named a director on February 3, 2006. Lehman also consented to the appointment of Marcum & Kliegman as the Issuer's independent registered public accounting firm. On February 3, 2006, Lehman advised the Issuer that it did not currently intend to exercise its right to designate a member of the Board of Directors.

On February 15, 2006, the Reporting Persons filed a Schedule 13G pursuant to Rule 13d-1(c) with respect to the 3,034,795 shares of Common Stock of the Issuer beneficially owned by the LB I Group.

In May 2006, the Issuer advised the Debenture holders that it was unable to satisfy the EBITDA financial covenant for the quarter ended March 31, 2006 required under the Securities Purchase Agreement, and the Debenture holders granted a waiver for the Issuer's failure to comply with the financial covenants contained in the Securities Purchase Agreement for the three months ended March 31, 2006. In addition, after receiving the consent of the Debenture holders to release their lien on the assets related to the original "RelationServe" portion of the Issuer's operations, on June 15, 2006, the Issuer announced that it had sold the business and assets related to the original "RelationServe" portion of its operations. In that announcement, the Issuer also stated that it "will shortly be seeking meetings with [its] bondholders in an effort to restructure [its Debentures] for the future." The Debenture holders did not receive any direct financial or equity consideration for the waiver of the first quarter covenant or the release of the lien.

The Reporting Persons are filing this Schedule 13D pursuant to the requirements of Rule 13d-e(1) because the Reporting Persons believe that in the process of responding to the Issuer's efforts to restructure the terms of the Debentures, they may no longer satisfy the requirements of Rule 13d-1(c). It is possible that the negotiations with respect to the terms of the Debentures could result in one or more of the effects enumerated in Item 4 of Schedule 13D including "the acquisition by any person of additional securities of the issuer." Further, while the Reporting Persons do not currently intend to withdraw the determination not to exercise their right to designate a member of the Issuer's Board of Directors, there is no assurance that such determination may not change during the course of the negotiations. As of the date of this filing, no such negotiations have occurred and neither the Reporting Persons nor the Issuer have presented any specific plans or proposals for the restructuring of the terms of the Debentures.

The Reporting Persons expect to file an amendment to this Schedule 13D to report the final terms of the negotiations with respect to the terms of the Debentures or as may otherwise be required by the rules and regulations of the Commission.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.           Interest in Securities of the Issuer.

(a) See Items 7-13 of the cover pages. LB I Group is the actual owner of the 3,034,795 shares. Under the rules and regulations of the Commission, each other Reporting Person that is the direct or indirect corporate parent of an entity may be deemed to be the beneficial owner of the shares of Common Stock reported in Items 7-13 of the cover page of that Reporting Person.

(b) The Reporting Persons have sole power to vote and dispose of all of the shares of common stock beneficially owned by them.

                  To the best knowledge of the Reporting Persons, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

(c) LBI and other affiliates, in the ordinary course of business as broker-dealers may have purchased and sold, or may in the future purchase and sell, shares of Common Stock of the Issuer on behalf of their customers.

(d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

(e) Not applicable.

Item 6. Securities of Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer.

On February 3, 2006, the Issuer entered into a Registration Rights Agreement with LB I Group and each of the other holders of the Debentures and Warrants to register the shares of Common Stock owned by them, including the shares of Common Stock issuable upon conversion of the Debentures or exercise of the Warrants. The Registration Rights Agreement provides that the Issuer will file a registration statement with the Commission within 45 days following February 3, 2006. If the Issuer does not comply with certain requirements relating to the filing the registration statement or maintaining its effectiveness, the Issuer will pay each Debenture holder monthly in cash as partial liquidated damages 1% of the aggregate purchase price paid by such holder. If the Issuer fails to pay any partial liquidated damages in full within seven days after the date payable, the Issuer will pay interest thereon at a rate of 18% per annum to the holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. A registration statement with respect to the Reporting Persons' shares of common stock has been filed but as of the date hereof has not yet been declared effective.

For a discussion of the Letter Agreement, see Item 4 above.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A:        Joint Filing Agreement

                  Exhibit B:        Securities Purchase Agreement dated as of
                                    October 31, 2005, among SendTec Acquisition
                                    Corp., RelationServe Media, Inc., each
                                    purchaser identified on the signature pages hereto and Christiana Corporate Services,
                                    Inc., in its capacity as administrative
                                    agent for the Purchasers (incorporated
                                    herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed with the Commission on November 7, 2005)

                  Exhibit C:        Form of  Senior  Secured  Convertible
                                    Debenture dated as of October 31, 2005, among SendTec Acquisition Corp.,
                                    RelationServe Media, Inc., purchaser,  and
                                    Christiana Corporate Services, Inc.,
                                    in its capacity as administrative agent for the Purchasers (incorporated herein by reference to Exhibit 10.2 to the Issuer's
                                    Current Report on Form 8-K/A filed with the Commission on November 7, 2005)

                  Exhibit D:        Letter Agreement by and between the
                                    Issuer and LB I Group Inc., dated October
                                    31, 2005 (incorporated herein by reference to Exhibit 10.14 to the Issuer's Current
                                    Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit E:        Registration Rights Agreement among the
                                    Issuer and the Purchasers, dated February 3,
                                    2006 (incorporated herein by reference to Exhibit 10.9 to the Issuer's Current Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit F:        SendTec Acquisition Corp. Security
                                    Agreement (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current
                                    Report on Form 8-K/A filed with the
                                    Commission on November 7, 2005)

                  Exhibit G:        Guarantor Security Agreement among the
                                    Grantors and Christiana Corporate Services,
                                    Inc., in its capacity as administrative
                                    agent for the Purchasers under the
                                    Securities Purchase Agreement, dated
                                    February 3, 2006 (incorporated herein by reference to Exhibit 10.2 to the Issuer's
                                    Current Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit H:       Copyright Security Agreement among the
                                    Grantors and Christiana Corporate Services,
                                    Inc., in its capacity as administrative
                                    agent for the Purchasers under the
                                    Securities Purchase Agreement, dated
                                    February 3, 2006 (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit I:        Patent Security Agreement, dated February
                                    3, 2006 among the Grantors and Christiana
                                    Corporate Services, Inc., in its capacity as administrative agent for the Purchasers under the Securities Purchase Agreement, dated February 3, 2006 (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit J:        Trademark Security Agreement among the
                                    Grantors and Christiana Corporate Services,
                                    Inc., in its capacity as administrative
                                    agent for the Purchasers under the
                                    Securities Purchase Agreement, dated
                                    February 3, 2006 (incorporated herein by reference to Exhibit 10.5 to the Issuer's
                                    Current Report on Form 8-K filed with the Commission on February 9, 2006)

                  Exhibit K:        General Continuing Guaranty among the
                                    Guarantors in favor of the Purchasers under
                                    the Securities Purchase Agreement and
                                    Christiana Corporate Services, Inc., in its
                                    capacity as administrative agent for the
                                    Purchasers under the Securities Purchase
                                    Agreement, dated February 3, 2006
                                    (incorporated herein by reference to Exhibit
                                    10.6 to the Issuer's Current Report on Form
                                    8-K filed with the Commission on February 9,
                                    2006)

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 5, 2006

                          LEHMAN BROTHERS HOLDINGS INC.


                          By /s/Barrett S. DiPaolo
                          ------------------------------------
                          Barrett S. DiPaolo, Vice President

                          LEHMAN BROTHERS INC.


                          By /s/Barrett S. DiPaolo
                          --------------------------------------
                          Barrett S. DiPaolo, Senior Vice President

                          LB I GROUP INC.


                          By /s/ Barrett S. DiPaolo
                          -------------------------------------
                          Barrett S. DiPaolo, Authorized Signatory

                                    EXHIBIT A
                       SCHEDULE 13D JOINT FILING AGREEMENT



The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                                              * * * * * *

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of July 5, 2006.

                          LEHMAN BROTHERS HOLDINGS INC.


                          By /s/ Barrett placeS. DiPaolo
                          --------------------------------------------
                          Barrett S. DiPaolo, Vice President

                          LEHMAN BROTHERS INC.


                          By /s/ Barrett S. DiPaolo
                          ---------------------------------------------
                          Barrett S. DiPaolo, Senior Vice President

                          LB I GROUP INC.

                          By /s/[Barrett placeS. DiPaolo
                          --------------------------------------------
                          Barrett S. DiPaolo, Authorized Signatory

                                   APPENDIX A


                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                        BUSINESS ADDRESS

MICHAEL L. AINSLIE                                Lehman Brothers Holdings Inc.
Private Investor and former                       745 Seventh Avenue
President and Chief Executive                     New York, State 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                     Lehman Brothers Holdings Inc.
Retired Chairman of International                 745 Seventh Avenue
Business Machines Corporation                     New York, NY 10019

ROGER S. BERLIND                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, NY 10019

THOMAS H. CRUIKSHANK                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive              745 Seventh Avenue
Officer of Halliburton Company                    New York, NY 10019

MARSHA JOHNSON EVANS                              Lehman Brothers Holdings Inc.
President and Chief Executive Officer             745 Seventh Avenue
of American Red Cross                             New York, State 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, State 10019

SIR CHRISTOPHER GENT                              Lehman Brothers Holdings Inc.
Non-Executive Chairman of GlaxoSmithKline plc.    745 Seventh Avenue
                                                  New York, State 10019

ROLAND A. HERNANDEZ                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive              745 Seventh Avenue
Officer of Telemundo Group, Inc.                  New York, State 10019


HENRY KAUFMAN                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman                        745 Seventh Avenue
& Company, Inc.                                   New York, State 10019

JOHN D. MACOMBER                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, State 10019


All of the above individuals are citizens of the country-regionUnited States, except for Sir Christopher Gent, who is a citizen of the placecountry-regionUnited Kingdom.

                               EXECUTIVE OFFICERS


NAME/TITLE                                        BUSINESS ADDRESS

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, State 10019

JONATHAN E. BEYMAN                                Lehman Brothers Holdings Inc.
Chief of Operations and Technology                745 Seventh Avenue
                                                  New York, State 10019

DAVID GOLDFARB                                    Lehman Brothers Holdings Inc.
Chief Administrative Officer                      745 Seventh Avenue
                                                  New York, State 10019

JOSEPH M. GREGORY                                 Lehman Brothers Holdings Inc.
President and Chief Operating Officer             745 Seventh Avenue
                                                  New York, State 10019

CHRISTOPHER O'MEARA                               Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller            745 Seventh Avenue
                                                  New York, State 10019

THOMAS A. RUSSO                                   Lehman Brothers Holdings Inc.
Chief Legal Officer                               745 Seventh Avenue
                                                  New York, State 10019


All above individuals are citizens of the placecountry-regionUnited States.


                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                        BUSINESS ADDRESS

HOWARD L. CLARK, JR.                              Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, State 10019

THOMAS A CRUIKSHANK                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        745 Seventh Avenue
Executive Officer of Halliburton                  New York, State 10019
Company

FREDERICK FRANK                                   Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, State 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, State 10019

HARVEY M. KRUEGER                                 Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, State 10019


All above individuals are citizens of the placecountry-regionUnited States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                       BUSINESS ADDRESS

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             745 Seventh Avenue
                                                 New York, State 10019

DAVID GOLDFARB                                   Lehman Brothers Holdings Inc.
Chief Administrative Officer                     745 Seventh Avenue
                                                 New York, State 10019

JOSEPH M. GREGORY                                Lehman Brothers Holdings Inc.
President and Chief Operating Officer            745 Seventh Avenue
                                                 New York, State 10019

JONATHAN E. BEYMAN                               Lehman Brothers Holdings Inc.
Chief of Operations and Technology               745 Seventh Avenue
                                                 New York, State 10019

CHRISTOPHER M. O'MEARA                           Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller           745 Seventh Avenue
                                                 New York, State 10019

THOMAS A. RUSSO                                  Lehman Brothers Holdings Inc.
Chief Legal Officer                              745 Seventh Avenue
                                                 New York, State 10019


All above individuals are citizens of the placecountry-regionUnited States

..

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS

 NAME                                                 BUSINESS ADDRESS

 EDWARD S. GRIEB                                      745 Seventh Avenue
                                                      New York, State 10019


 CHRISTOPHER M. O'MEARA                               745 Seventh Avenue
                                                      New York, State 10019






                               EXECUTIVE OFFICERS

 NAME/TITLE                                           BUSINESS ADDRESS

 GORAN V. PULJIC                                      745 Seventh Avenue
 Managing Director                                    New York, State 10019

 DEXTER E. SENFT                                      745 Seventh Avenue
 Managing Director                                    New York, State 10019

 MICHEAL I. BRILL                                     745 Seventh Avenue
 Managing Director                                    New York, State 10019

 THOMAS BANAHAN                                       745 Seventh Avenue
 Managing Director                                    New York, State 10019

 EDWARD B. MCGEOUGH                                   745 Seventh Avenue
 Managing Director                                    New York, State 10019

 BRIAN P. WADE                                        745 Seventh Avenue
 Managing Director                                    New York, State 10019

 JARETT WAIT                                          745 Seventh Avenue
 Managing Director                                    New York, State 10019

 JEFFREY S. WECKER                                       745 Seventh Avenue
 Managing Director                                       New York, State 10019

 STEVEN L. BERKENFELD                                    745 Seventh Avenue
 Managing Director                                       New York, State 10019

 THOMAS E. BERNARD                                       745 Seventh Avenue
 Managing Director                                       New York, State 10019

 JAMES R. EMMERT                                         745 Seventh Avenue
 Managing Director                                       New York, State 10019

 EDWARD S. GRIEB                                         745 Seventh Avenue
 Managing Director                                       New York, State 10019

 ROBERT G. HEDLUND III                                   745 Seventh Avenue
 Managing Director                                       New York, State 10019

 RUTH E. HOROWITZ                                        745 Seventh Avenue
 Managing Director                                       New York, State 10019

  WILLIAM J. HUGHES                                      745 Seventh Avenue
 Managing Director                                       New York, State 10019

 ALEX KIRK                                               745 Seventh Avenue
 Managing Director                                       New York, State 10019

 HENRY KLEIN                                             745 Seventh Avenue
 Managing Director                                       New York, State 10019

 WILLIAM E. LIGHTEN                                      745 Seventh Avenue
 Managing Director                                       New York, State 10019

 KURT A. LOCHER                                          745 Seventh Avenue
 Managing Director                                       New York, State 10019

 RAYMOND C. MIKULICH                                     745 Seventh Avenue
 Managing Director                                       New York, State 10019

 MICHAEL J. ODRICH                                       745 Seventh Avenue
 Managing Director                                       New York, State 10019

 ROBERT D. REDMOND                                       745 Seventh Avenue
 Managing Director                                       New York, State 10019

 JAMES P. SEERY                                          745 Seventh Avenue
 Managing Director                                       New York, State 10019

 MARK A. WALSH                                           745 Seventh Avenue
 Managing Director                                       New York, State 10019

 MURAT ERKURT                                            745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 ANTHONY F. FELELLA                                      745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 GERARD J. FOX                                           745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 KEVIN R. GENIRS                                         745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 KAREN C. MANSON                                         745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 BRIAN PAUL                                              745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 ERIC C. SALZMAN                                         745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 JERRY TRUZZOLINO                                        745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

 ERIC W. HESS                                            745 Seventh Avenue
 Senior Vice President                                   New York, State 10019

CYNTHIA C. ZAMORA                                        745 Seventh Avenue
 Senior Vice President                                   New York, State 10019



Above individuals are citizens of the placecountry-regionUnited States.

                                   APPENDIX B


From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm's Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm's Form BD, each of which is on file with the Securities and Exchange Commission.